UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

RADA ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

0-15375
(Commission file number)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of principal executive offices)

Shiri Lazarovich, CFO, +972 9 892 1122
(Name and telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure

Rada Electronic Industries Ltd. (“Rada”) evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum or gold (3TG). The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Rada’s Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at www.rada.com.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Rada Electronic Industries Ltd.

By:           /s/ Zvi Alon
Zvi Alon
Chief Executive Officer

June 2, 2014.